Idea Tech Holding Ltd

Room 721, 7/F Cyberport One

100 Cyberport Road

Pokfulam, Hong Kong

August 21, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Joel Parker
Kate Beukenkamp
Dietrich King

Re:	Idea Tech Holding Ltd
Registration Statement on Form F-1
Filed August 8, 2025
File No. 333-289411

Dear Mr. Friedman, Mr. Parker, Ms. Beukenkamp, and Mr. King,

This letter is being submitted in response to the letter dated August 20, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on August 8, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Registration Statement on Form F-1

Capitalization, page 64

1.	Please remove your pro forma as adjusted (Over-allotment option exercised) column. In addition, remove the similar column and related disclosures in your dilution disclosure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Capitalization section of page 64 of the F-1/A to remove the “Pro forma as adjusted (Over-allotment option exercised)” column and the corresponding similar column and related disclosures in the Dilution section on page 65 of the F-1/A.

Dilution, page 65

2.	Please review your dilution table for accuracy. In this regard, based on your disclosures of your net tangible book value per share as of 12/31/2024 of $0.06, and your pro forma net tangible book value per ordinary share of $0.58 after the offering, it would appear the increase attributable to new investors would be $0.52 as disclosed in the preceding paragraph. Further, it would appear your dilution per ordinary share to new investors in this offering would be $3.92. Please revise or advise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the Dilution table and related disclosure on page 65 of the F-1/A for consistency with the described calculations. The revised disclosure reflects a net tangible book value per share as of December 31, 2024 of $0.06, a pro forma net tangible book value per ordinary share after the offering of $0.58, an increase attributable to new investors of $0.52, and dilution to new investors in this offering of $3.92 per ordinary share.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Chun Ki Wan
Name:	Chun Ki Wan
Title:	Chief Executive Officer